Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 24, 2013	NYSE: SLW

BARRICK PROVIDES UPDATE ON PASCUA-LAMA

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) has today been notified by Barrick Gold Corporation (“Barrick”) that Barrick is currently reviewing a resolution that it has received on the Pascua-Lama project by Chile’s Superintendent of the Environment (Superintendencia del Medio Ambiente or “SMA”).

The SMA requires Barrick to complete Pascua-Lama’s water management system in accordance with the project’s environmental permit before resuming construction activities in Chile and has levied a $16 million fine against Barrick.

“We remain confident in Barrick’s ability to develop Pascua Lama into one of the world’s great gold / silver mines,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Barrick has continued to show a strong commitment to exceeding regulatory compliance and protecting the environment, and it is worth highlighting that there have been no negative environmental impacts at Pascua Lama to date. We remain confident in Barrick’s commitment to this project, and look forward to seeing this issue resolved. Silver Wheaton looks forward to a long term partnership with Barrick on Pascua-Lama.”

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com